12011644

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Mail Processing Section
FEB 28 2012
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47290

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mutual of Omaha Investor Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Mutual of Omaha Plaza
(No. and Street)

Omaha NE 68175-1020
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Amy Owens 402-351-6634
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100 Omaha NE 68102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/03

OATH OR AFFIRMATION

I, **AMY OWENS**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **MUTUAL OF OMAHA INVESTOR SERVICES, INC.** (the "Company"), for the years ended December 31, 2011 and 2010, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: **NONE.**

Amy J Owens
Signature

MOIS Chief Operating Officer
Title

Carol L. Coldanghise
Notary Public

GENERAL NOTARY - State of Nebraska
CAROL L. COLDANGHISE
My Comm. Exp. April 10, 2013

This report ** contains (check all applicable boxes):

- [X] Independent Auditors' Report.
- [X] (a) Facing Page.
- [X] (b) Statements of Financial Condition.
- [X] (c) Statements of Operations.
- [X] (d) Statements of Cash Flows.
- [X] (e) Statements of Shareholder's Equity.
- [X] (f) Statements of Changes in Subordinated Borrowings.
- [X] Notes to the Financial Statements.
- [X] (g) Computation of Net Capital for Brokers and Dealers Pursuance to Rule 15c3-1 under the Securities Exchange Act of 1934.
- [X] (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
- [X] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
- [ ] (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3.
- [ ] (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A Copy of the SIPC Supplemental Report (Filed Separately).
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Controls).

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUTUAL OF OMAHA INVESTOR SERVICES, INC.

(S.E.C. I.D. No. 08-47290)

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011 AND 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON
INTERNAL CONTROL
REQUIRED BY SECURITIES AND EXCHANGE COMMISSION
RULE 17a-5 FOR THE YEAR ENDED DECEMBER 31, 2011

******

Filed pursuant to Rule 17a-5(e)(3)
as a **PUBLIC** Document

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-1649
USA

Tel: +1 402 346 7788
Fax: +1 402 997 7875
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Mutual of Omaha Investor Services, Inc.
Omaha, Nebraska

We have audited the accompanying statements of financial condition of Mutual of Omaha Investor Services, Inc. (the "Company"), a wholly owned subsidiary of Mutual of Omaha Holdings, Inc., as of December 31, 2011 and 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such statements of financial condition present fairly, in all material respects, the financial position of Mutual of Omaha Investor Services, Inc. at December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2012

MUTUAL OF OMAHA INVESTOR SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS		
CASH AND CASH EQUIVALENTS	$3,404,900	$1,616,679
CLEARING ACCOUNT DEPOSITS WITH CLEARING ORGANIZATIONS	35,000	
RECEIVABLES:		
Advisory fees	210,227	203,304
Dealer concessions	2,103,783	3,599,437
Service fees	523,886	509,639
Other	251,055	235,930
Total receivables	3,088,951	4,548,310
OTHER ASSETS	208,827	255,919
TOTAL	$6,737,678	$6,420,908
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Payable to affiliate	$ 546,530	$ 811,307
Accrued expenses and other liabilities	43,241	37,507
Accrued commissions and other compensation	1,134,456	1,507,734
Total liabilities	1,724,227	2,356,548
COMMITMENTS, CONTINGENCIES AND GUARANTEES — Subordinated loan — affiliate		1,150,000
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value, 10,000 shares authorized, issued and outstanding	10,000	10,000
Paid in capital	1,990,000	1,990,000
Retained earnings	3,013,451	914,360
Total stockholder's equity	5,013,451	2,914,360
TOTAL	$6,737,678	$6,420,908

See notes to statements of financial condition.

1. NATURE OF OPERATIONS

Mutual of Omaha Investor Services, Inc. (the "Company") is a registered securities broker-dealer organized in 1993 and is a wholly owned subsidiary of Mutual of Omaha Holdings, Inc. ("Holdings"), which is a wholly owned subsidiary of Mutual of Omaha Insurance Company ("Mutual"). The Company is engaged principally in providing financial services to consumers directly through Mutual's agency sales force. The Company is also the principal underwriter for variable products registered by Mutual subsidiaries: United of Omaha Life Insurance Company ("United") and Companion Life Insurance Company ("Companion"). The Company is also the wholesaler for the Stadion Mutual Funds. The Company operates on a fully-disclosed basis and executes and clears trades through an unaffiliated broker-dealer, RBC Correspondent Services. Therefore, the Company is exempt from the provisions of Securities and Exchange Commission (SEC) Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of the statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statements of Financial Condition. Actual results could differ from those estimates.

Income Taxes — Deferred tax liabilities and assets are determined based on the differences between financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Primary differences relate to accrued vacation, bonus payments, and software amortization.

Cash Equivalents — The Company considers money market mutual funds to be cash equivalents. The carrying amounts for the money market mutual funds approximate their fair value and are classified with level 1 of the fair value hierarchy. Total money market mutual funds at December 31, 2011 and 2010, are as follows:

	2011	2010
Money market mutual funds	$ 3,300,000	$ 1,480,000

Software Development Costs — The Company capitalizes costs associated with software developed or obtained for internal use and amortizes such costs over a five-year period. The Company had capitalized costs of $297,441 as of December 31, 2011 and 2010, net of accumulated amortization of $220,334 and $180,825, respectively, related to software included in other assets. In 2011, no new software costs were capitalized. In 2010, new software costs were capitalized in the amount of $95,660.

Concentrations — A significant portion of the Company's business is with a limited number of dealers.

Subsequent Events — The Company has evaluated subsequent events through the date the financial statements were issued and has determined that there are no material events that require adjustment to or disclosure the Statements of Financial Condition.

3. NET CAPITAL

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum net capital, as defined in the Rule. Under the Rule, the Company is required to maintain a minimum net capital of the greater of $25,000 or 6 2/3% of aggregate indebtedness, and not allow the ratio of "aggregate indebtedness" to "net capital," as those terms are defined in the Rule, to exceed 15 to 1. At December 31, 2011, the Company's net capital, as defined, was $2,395,121, and its required net capital was $113,850 based on aggregate indebtedness of $1,707,748. The Company's ratio of aggregate indebtedness to net capital was 0.713 to 1.

4. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2011 and 2010, Mutual and its subsidiaries provided data processing services, printing, group insurance, payable processing, promotional and other services to the Company based on a formal management agreement. The Company had amounts payable of $546,530 and $811,307 as of December 31, 2011 and 2010, respectively, to Mutual and its subsidiaries for these services. As of December 31, 2011 and 2010, the Company and Mutual participated in an expense sharing agreement where the Company received payments of $2,700,000 and $2,557,500, respectively, from Mutual. The expense sharing agreement relates to the on-going agent fee paid to the Company to offset operating expenses incurred by the Company. The agreement is subject to termination by either party upon 30 days written notice. In June 2010, the Company and United entered into an expense sharing agreement and recorded a lump sum reimbursement to the Company of $1,000,000. No such reimbursement was made in 2011 between the Company and United.

Transactions with related parties are not necessarily indicative of amounts which would have occurred had the parties not been related.

5. SUBORDINATED LOAN

The Company repaid $1,195,000 of subordinated loan and interest payable to Holdings on the loan's maturity date of September 30, 2011. The interest rate on this loan was 6%. This subordinated loan was covered by an agreement approved by the Financial Industry Regulatory Authority, Inc. (FINRA) to compute adjusted net capital.

Prior to September 30, 2011, the subordinated loan was available in computing net capital under the SEC's uniform net capital rule. The Company determined it was able to remain in compliance with minimum net capital requirements as of September 30, 2011, therefore the loan was repaid.

6. EMPLOYEE BENEFIT PLANS

The Company participates with Mutual and certain affiliates (collectively as the "Companies") in a noncontributory defined benefit plan covering all United States employees meeting certain minimum requirements. Retirement benefits are based upon years of credited service and final average earnings history. Effective January 1, 2005, the defined benefit plan was amended to freeze plan benefits for participants 40 years and under. No benefits are available under the defined benefit plan for employees hired on or after January 1, 2005.

The Companies also provide certain postretirement medical and life insurance benefits to employees hired before January 1, 1995. Benefits are based upon hire date, age and years of service. The Companies use the accrual method of accounting for postretirement benefits. The Company is charged by Mutual for the cost of the Company's portion of the plans based on an actuarial valuation. All obligations under the plans reside with Mutual.

Plan assets for the defined benefit plan and the postretirement benefits plan include investments in United investment contracts.

The Companies also sponsor various defined contribution plans.

7. INCOME TAXES

The Company files a consolidated federal income tax return with Mutual and certain affiliates. The Company files a consolidated Nebraska state income tax return with Holdings and certain other affiliates. The Company has a federal tax-sharing agreement whereby it pays to or receives from Mutual an amount equal to the federal income tax expense (benefit) which the Company would have incurred had it filed a separate return. There is no state income tax sharing agreement and the Company is not required to submit payment to any affiliate for the use of combined group state tax losses. At December 31, 2011 and 2010, the Company has a deferred income tax liability of $16,522 and $32,903, respectively, which primarily relates to the difference between depreciation for tax versus book purposes and is recorded within Accrued Expenses and Other Liabilities. The Company had an income tax payable of $107,394 and $11,578 at December 31, 2011 and 2010, respectively, included in Payable to Affiliate.

The Company has fully utilized its net operating loss carryforwards and has no valuation allowance as of December 31, 2011 and 2010.

The Company classifies all interest and penalties related to uncertain tax positions as income tax expense. As of December 31, 2011 and 2010, there were no accrued uncertain tax positions recorded as an income tax liability on the Statement of Financial Condition, and nothing is recognized as income tax expense on the Statement of Operations. There was no liability for uncertain tax positions at December 31, 2011 and 2010. As of December 31, 2011, the Company's tax years that remain subject to federal and state examination are fiscal years ending December 31, 2008 and forward. The Company is included in a consolidated U.S. Corporate Income Tax Return that is being examined by the Internal Revenue Services for the years 2003, 2005 through 2010, and remains subject to state examination for these years.

8. COMMITMENTS AND CONTINGENCIES

The Company has provided guarantees to its clearing brokers. Under the agreements, the Company has agreed to indemnify the clearing brokers for customers introduced by the Company that are unable to satisfy the terms of their contracts. Unsecured amounts in accounts introduced by the Company were insignificant as of December 31, 2011 and 2010. Management believes the potential for the Company to be required to make payments under these agreements is remote. Accordingly, no amounts are recorded on the Statements of Financial Condition for these contingent liabilities. However, the Company has deducted these amounts from its net capital in accordance with Rule 15c3-1.

* * * * * *

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-1649
USA

Tel: +1 402 346 7788
Fax: +1 402 997 7875
www.deloitte.com

February 24, 2012

Board of Directors
Mutual of Omaha Investor Services, Inc.
Omaha, Nebraska

In planning and performing our audit of the financial statements of Mutual of Omaha Investor Services, Inc. (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 24, 2012, and such report expressed an unqualified opinion on those financial statements), and in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP